

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 27, 2016

<u>Via E-mail</u>
Eric Blum
Chief Executive Officer
Golden Global Corp.
22106 Montebello Drive
Boca Raton, FL 33433

> **Re: Golden Global Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 18, 2016**
> **File No. 000-54528**

Dear Mr. Blum:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Dale S. Bergman
        Gutiérrez Bergman Boulris, PLLC